EXHIBIT 99.1

Pengrowth Announces Third Quarter 2018 Results, 2019 Capital Plan and 2019 Guidance

Lindbergh Production Establishes New Record in October Averaging 18,350 bbl/d with Five of Eight Infill Wells on Production

CALGARY, Alberta, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today reported its results for the three and nine months ended September 30, 2018. Unless otherwise indicated, financial figures are expressed in Canadian Dollars.

"As a result of the successful execution of our 2018 infill program, current production levels at Lindbergh now exceed our 2018 exit rate guidance with three more infill wells still to be brought into production. In addition, stronger AECO natural gas pricing has caused us to return Groundbirch to full production. These accomplishments, along with the significant decrease in cash G&A costs expected in the fourth quarter, put the company on track to meet 2018 Guidance," said Pete Sametz, President and Chief Executive Officer of Pengrowth. "Approximately 17,000 bbl/d of diluted bitumen, representing 72% of our Lindbergh diluted bitumen sales, continues to be protected from apportionment at a fixed differential price of US$16.82 through the physical contracts that we have in place."

"We paid down debt during the quarter with adjusted funds flow and deferred proceeds collected on previous dispositions. Our 2019 capital plan is structured to maintain current production levels while applying surplus adjusted funds flow to debt reduction. Pengrowth plans to synchronize the expansion of production at Lindbergh with the addition of pipeline take-away capacity in Western Canada. We continue to work toward a third party agreement to provide co-generation of steam and electricity to enable Lindbergh's long-term production growth."

Third Quarter at a Glance (Due to 2017 dispositions, comparisons are to the second quarter of 2018):

Financial:

  Total debt before working capital decreased 4% or $29.3 million to $672.2 million compared with $701.5 million in the second quarter of 2018 (the "prior quarter") as the result of $20.5 million in repayments and an $8.8 million favourable foreign exchange impact;
  Increased adjusted funds flow for the third quarter by 54% to $15.6 million compared with $10.1 million in the prior quarter despite a 4% decrease in production related to curtailed production at Groundbirch;
  Incurred capital expenditures of $6.8 million in the third quarter. Of the $65 million 2018 capital program, $56.3 million or 87% has been spent year-to-date as planned;
  Royalty expenses decreased 8% to $3.69/boe compared with $3.99/boe in Q2 2018 due to the general decrease in WCS pricing, partially offset by an increase in sliding Crown royalty rates due to rising WTI pricing;
  Achieved adjusted operating expenses of $10.72/boe in the third quarter which was in-line with Guidance;
  Decreased Cash G&A expenses by 7% to $3.99/boe compared with $4.28/boe in Q2 2018; and
  Realized losses on WTI financial hedges of $22.9 million in the third quarter. Pengrowth has no WTI financial hedges in place for 2019.

Operational:

  Achieved record quarterly production at Lindbergh of 16,408 bbl/d and on track to reach 19,000 bbl/d in Q4;
  The steam-oil ratio ("SOR") at Lindbergh for the third quarter decreased 4.2% to 2.99 compared with 3.12 in the prior quarter as new infill wells were brought into production;
  Realized an average differential to West Texas Intermediate ("WTI") of US$(17.10) for diluted Lindbergh bitumen in the third quarter as a result of our apportionment protected fixed differential physical contracts with key U.S. refineries; and
  Realized Lindbergh operating netbacks of $38.88/bbl, an increase of 14% compared with $34.20/bbl in Q2 2018 (before corporate realized commodity risk management).

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Sept 30, 2018	Jun 30, 2018	% Change	Sept 30, 2017	% Change (4)
				As adjusted (1)
PRODUCTION
Average daily production (boe/d)	21,807	22,600	(4)	35,072	(38)
FINANCIAL
Oil and gas sales (1)	$147.9	$146.4	1	$125.1	18
Capital expenditures	$6.8	$23.1	(71)	$33.6	(80)
Cash proceeds from dispositions	$9.6	$3.5	174	$449.8	(98)
Interest and financing charges	$12.3	$12.6	(2)	$14.7	(16)
Adjusted funds flow (2)	$15.6	$10.1	54	$(0.3)
Weighted average number of shares outstanding (000's)	556,117	556,117	—	552,246	1
Adjusted funds flow per share (2)	$0.03	$0.02	50	$—
OPERATIONAL
Produced petroleum revenue per boe (2)	$47.10	$42.59	11	$28.08	68
Operating expenses per boe (1)	$11.02	$10.36	6	$15.99	(31)
Adjusted operating expenses per boe (2)	$10.72	$10.11	6	$14.54	(26)
Royalty expenses per boe	$3.69	$3.99	(8)	$1.89	95
Operating netback before realized commodity risk management per boe (2)	$29.85	$25.82	16	$9.91	201
Cash G&A expenses per boe (2)	$3.99	$4.28	(7)	$3.47	15
STATEMENT OF INCOME (LOSS)
Net income (loss)	$(1.6)	$(27.5)	(94)	$(144.7)	(99)
Net income (loss) per share	$—	$(0.05)	(100)	$(0.26)	(100)
DEBT
Total debt before working capital (3)	$672.2	$701.5	(4)	$956.0	(30)

(1) IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.
(2) See definition in our MD&A under section "Non-GAAP Financial Measures".
(3) Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.
(4) Percentage changes in excess of 500% are excluded

2018 & 2019 Guidance
We are maintaining the 2018 Guidance that we revised in the prior quarter and are providing 2019 Guidance. The table below provides a summary of actual results for the nine months ended September 30, 2018, full year 2018 Guidance and full year 2019 Guidance:

	Actual Year to date Sept 30, 2018	Full Year 2018 Guidance (1)	Full Year 2019 Guidance (1)
Lindbergh Average Production (bbl/d)	15,805	16,500	17,750 - 18,250
Average production (boe/d)	21,324	22,500 - 23,500	22,500 - 23,500
Capital expenditures ($ millions)	56.3	65	45
Royalty expenses (% of produced petroleum revenue) (2) (3)	8.1	8.5 (4)	7.0 - 8.0
Adjusted operating expenses ($/boe) (2)	10.41	10.50 - 11.50	9.25 - 10.00
Cash G&A expenses ($/boe) (2)	4.41	3.50 - 3.85 (4)	2.50 - 2.75

(1) Per boe estimates based on high and low ends of production Guidance.
(2) See definition under section "Non-GAAP Financial Measures".
(3) Excludes financial commodity risk management activities.
(4) Guidance revised in the second quarter of 2018.

Year to date 2018 production of 21,324 boe/d is on track to reach full year 2018 Guidance supported by solid base production from Lindbergh and Groundbirch. Lindbergh production averaged 15,805 bbl/d in the first nine months of 2018 incorporating a partial outage to complete planned maintenance activity and initial production from four of the eight infill wells. The remaining four infill wells are targeted to be on production throughout the fourth quarter of 2018. Lindbergh production is now expected to exit the year at approximately 19,000 bbl/d. The previously curtailed gas production at Groundbirch due to low natural gas prices will be brought back on stream in the fourth quarter of 2018 given higher seasonal pricing.

Year to date 2018 cash G&A expenses per boe are higher than full year 2018 Guidance due to inclusion of costs related to the administrative support associated with disposed properties, higher professional fees, and salaries of staff subject to corporate restructuring. Fourth quarter 2018 cash G&A expenses are expected to further decrease and, coupled with strong production in the fourth quarter, drop to a range of $2.50 to $2.80 per boe. Pengrowth therefore anticipates full year 2018 cash G&A expenses per boe to be in line with its revised full year 2018 Guidance as per the table above.

Third Quarter Operational Review
Average daily production for the third quarter decreased 4% to 21,807 boe/d compared with 22,600 boe/d in the second quarter of 2018 primarily as a result of our choice to curtail production at Groundbirch due to natural gas pricing.

	Three months ended
PRODUCTION	Sept 30, 2018	Jun 30, 2018	% Change	Sept 30, 2017	% Change
Bitumen (bbl/d)	16,408	15,876	3	12,086	36
Natural gas (Mcf/d)	27,604	34,064	(19)	83,979	(67)
Light oil (bbl/d)	663	769	(14)	5,472	(88)
Natural gas liquids (NGL) (bbl/d)	135	278	(51)	3,517	(96)
Total boe/d	21,807	22,600	(4)	35,072	(38)

Lindbergh was responsible for 75% of third quarter total production. Four of the eight infill wells that were completed in the second quarter of 2018 were brought into production in September. This contributed to a 3% increase in average daily production to 16,408 bbl/d compared with 15,876 bbl/d in the prior quarter. The steam-oil ratio ("SOR") for the third quarter decreased 4.2% to 2.99 compared with 3.12 in the prior quarter as new infills were brought into production. We expect this to drop further as the remaining infill wells are brought on. The cumulative SOR as at September 30, 2018 was 2.66.

Groundbirch production was intentionally curtailed to 16,199 Mcf/d during the third quarter of 2018 from a peak production of 28,000 Mcf/d in early April due to weaker natural gas prices.

Financial Results
Lindbergh's third quarter operating netbacks before corporate realized commodity risk management increased 14% to $38.88/bbl compared with $34.20/bbl in Q2 2018 due to increased realized bitumen prices, lower diluent costs, lower energy operating expenses, slightly lower non-energy operating expenses, offset by higher royalties and increased transportation costs on a per barrel basis.

	Three months ended
Lindbergh Operating Netbacks ($/bbl) (1)	Sept 30, 2018	Jun 30, 2018	% Change (3)	Sept 30, 2017	% Change (3)
Diluted Bitumen Revenue (2)	68.06	65.16	4	37.35	82
Diluent Costs (Inc. transportation)	(11.42)	(12.69)	(10)	(5.78)	98
Bitumen revenue (2)	56.64	52.47	8	31.57	79
Royalties	(4.84)	(4.57)	6	(2.59)	87
Operating expenses - Non-energy	(7.49)	(7.54)	(1)	(10.82)	(31)
Operating expenses - Energy	(2.38)	(3.25)	(27)	(3.77)	(37)
Transportation expenses	(3.05)	(2.91)	5	(2.90)	5
Operating netbacks before realized commodity risk management	38.88	34.20	14	11.49	238

(1) See definition in our MD&A under section "Non-GAAP Financial Measures".
(2) Net of Fixed Differential Physical Contracts
(3) Percentage changes in excess of 500% are excluded

Corporate operating netbacks before realized commodity risk management in the third quarter increased 16% to $29.85/boe compared with $25.82/boe in Q2 2018 due to increased commodity prices, decreased royalties, partially offset by increased adjusted operating expenses and transportation expenses.

	Three months ended
Corporate Operating Netbacks ($/boe) (1) (2)	Sept 30, 2018	Jun 30, 2018	% Change (3)	Sept 30, 2017	% Change (3)
Produced petroleum revenue (1)	47.10	42.59	11	28.08	68
Royalties	(3.69)	(3.99)	(8)	(1.89)	95
Adjusted operating expenses (1)	(10.72)	(10.11)	6	(14.54)	(26)
Transportation expenses	(2.84)	(2.67)	6	(1.74)	63
Operating netbacks before realized commodity risk management	29.85	25.82	16	9.91	201
Realized commodity risk management	(11.41)	(9.82)	16	1.15
Operating netbacks ($/boe)	18.44	16.00	15	11.06	67

(1) See definition in our MD&A under section "Non-GAAP Financial Measures".
(2) Prior year comparative figures changed to conform to presentation in the current year.
(3) Percentage changes in excess of 500% are excluded

During the second half of 2017, to ensure compliance with relaxed covenants on its debt, Pengrowth entered into a series of WTI hedges on 10,000 bbl/d of production at approximately WTI US$50/bbl to the end of 2018. For the third quarter of 2018, these hedges resulted in a 16% increase in realized commodity risk management loss of $11.41/boe compared with $9.82/boe loss in the second quarter of 2018 driven by increased commodity prices. At this time, Pengrowth does not have any WTI crude oil pricing hedges in place for 2019.

Corporate operating netbacks for the third quarter increased 15% to $18.44/boe compared with $16.00 in the second quarter of 2018 on an increase in realized commodity pricing.

Adjusted Funds Flow
Adjusted funds flow for the three months ended September 30, 2018 increased 54% to $15.6 million compared with $10.1 million in the prior quarter due to the variances provided in the table below:

($ millions)		Q2/18 vs. Q3/18
Adjusted funds flow for comparative period (1)	Q2/18	10.1
Increase (decrease) due to:
Volumes		1.1
Prices including differentials		5.8
Realized commodity risk management		(2.7)
Royalties		0.8
Expenses:
Adjusted operating (1)		(0.7)
Cash G&A (1)		0.8
Interest & financing		0.3
Other - including transportation		0.1
Net change		5.5
Adjusted funds flow (1)	Q3/18	15.6

1 See definition in our MD&A under section "Non-GAAP Financial Measures".

Net Loss
Pengrowth reported a net loss in the third quarter of $1.6 million compared with a net loss of $27.5 million in the second quarter of 2018. The improvement from the prior quarter was primarily the result of a $25.3 million positive change in fair value of commodity risk management contracts, a $5.5 million increase in adjusted funds flow, a $4.5 million positive variance in realized and unrealized foreign exchange, offset by a $6.3 million negative variance from other expenses net of the tax effect of the above items.

Market Access a Key Differentiator
Due to the quality of Lindbergh bitumen, Pengrowth has secured term sales agreements at Hardisty with a number of refiners that ensures market access for 17,000 bbl/d of diluted bitumen at an average price of WTI minus US$16.82  ("dilbit") to the end of 2018.

These physical delivery contracts, which protect against pipeline apportionment, mitigate credit risk and limit exposure to widening WCS differentials, resulted in a higher realized bitumen sales price by CA$6.62/bbl compared to benchmark prices in the third quarter of 2018.

As at September 30, 2018, Pengrowth had physical contracts in place that ensure market access for 10,000 bbl/d of dilbit at an average price of WTI minus US$19.24 for 2019. Subsequent to the quarter Pengrowth secured term sales agreements at Hardisty for an additional 5,000 bbl/d of diluted bitumen for 2019. These barrels are 100% apportionment protected and will be priced monthly as Index barrels plus an apportionment protection fee. Pengrowth now has apportionment protection on 15,000 bbl/d in 2019.

Balance Sheet and Liquidity
Pengrowth’s total debt before working capital (excluding letters of credit) at September 30, 2018 decreased 4% to $672.2 million compared with $701.5 million as at June 30, 2018 as the result of $20.5 million in repayments and an $8.8 million favourable foreign exchange impact. The $20.5 million in debt repayments were the combined result of adjusted funds flow in the third quarter and the collection of $9.6 million in deferred disposition proceeds.

Debt Maturities
Pengrowth has no scheduled debt maturities in 2018. As at September 30, 2018, Pengrowth had drawings of $158.5 million on its Credit Facility (December 31, 2017 - $109.0), and $79.7 million of outstanding letters of credit (December 31, 2017 - $69.4 million).

Pengrowth's total debt before working capital is 73 percent denominated in foreign currencies at September 30, 2018. To manage foreign exchange risk, Pengrowth holds a series of swap contracts that fix the foreign exchange rate on  70% of the principal for Pengrowth’s U.S. dollar denominated term debt. At September 30, 2018, Pengrowth held a total of US$255 million in foreign exchange swap contracts at a weighted average rate of US$0.75 per CA$1.00 as follows:

Principal amount (US$ millions)	Swapped amount (US$ millions)	% of principal swapped	Average fixed rate (US$ per CA$)
366.3	255.0	70%	0.75

Multi-Year Development Plan: 2019 Capital Plan
Pengrowth's 2019 Budget calls for a Capital Spending Plan of $45 million, with the vast majority of this capital allocated to Lindbergh. Pengrowth intends to use excess cash from operating activities to continue to pay down debt, and intends to finance all capital spending internally.

Pengrowth's multi-year development plan remains on track to grow Lindbergh production to 35,000 bbl/d by the end of 2023. Timing to further expand production to 40,000 to 50,000 bbl/d will depend on commodity prices.

Groundbirch maintains a significant inventory of more than 360 locations in some of the most productive Montney horizons in the basin, as demonstrated by recent Pengrowth and industry results. Pengrowth will curtail spending on this asset until AECO natural gas pricing improves.

Updated Continuous Disclosure: Model of Adjusted Funds Flow Less Expenditures on Remediation(1) ("the Model"):

(CA$ millions)	2018	2019	2020
US$60 WTI	$18(2)	$56	$101
US$70 WTI	$27(2)	$142	$197
US$80 WTI	$37(2)	$227	$292

Benchmarks
WTI-WCS Differential $US/bbl	$(27.66)(3)	$(25.00)	$(20.00)
US$/CA$ Exchange Rate	US$0.775/CA$1.00(3)	US$0.770/CA$1.00	US$0.770/CA$1.00
AECO CA$/mcf	1.58(3)	$1.67	$1.75

(1) Adjusted funds flow is a non-GAAP measure defined as cash flow from operating activities, less interest and financing charges, and before changes in non-cash operating working capital. Management believes adjusted funds flow less expenditures on remediation is a useful measure of the cash generated by the business that is available to pay down debt and fund capital expenditures. The assumptions for the Model at various WTI are laid out above and also assumes 2018 actuals for nine months ended September 30, 2018.
(2) Incorporates actuals and realized pricing for diluted Lindbergh bitumen at an average differential to WTI of US($16.80)/bbl for the nine months ended September 30, 2018.
(3) Incorporates actual benchmark values for the nine months ended September 30, 2018 and three months of forecasted values.

We have updated the Model to reflect increased WTI-WCS differentials and narrowed the forecast range for WTI based on current market expectations. While the relationship is not linear in an absolute sense, generally, every $1.00 change in pricing has an approximate $8 million change in adjusted funds flow. While our methodology has not changed, we have updated the name of the Model to align with the naming conventions in our Management's Discussion and Analysis.

Conference Call and Audio Webcast:
Pengrowth will host a conference call and listen-only audio webcast at 9:00 a.m. Mountain Time ("MT") (11:00 a.m. Eastern Time ("ET")) today to discuss the quarter.  Please note that the format of the webcast will now incorporate a visual presentation for investors and analysts. To listen to the live webcast and watch the presentation please use the following link:

http://event.on24.com/wcc/r/1865288-1/2EB002A3A940A0D385C3C670E938EF83

The webcast will remain archived at the above link for one year following the event.

Analysts and institutional investors interested in participating in the question and answer session of the conference call may do so by calling 1-877-648-7976 (toll free) or (617) 826-1698.

Within 24 hours of the event, the webcast will be available for replay at the link above.

An archived recording of the conference call will be available for seven days and can be accessed by dialing 1-800-585-8367 (toll free), Conference ID: 6266467.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms and abbreviations in this press release:

Units of Measurement
"bbl"	barrel
"bbl/d"	barrels per day
"boe"	barrel of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf/d"	thousand cubic feet per day
"MMcf/d"	million cubic feet per day
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

Commodities and Currencies
"WTI"	West Texas Intermediate crude oil price
"WCS"	Western Canadian Select crude oil price
"$US"	United States Currency
"$CA"	Canadian Currency

Other Terms
"dilbit"	bitumen blended with diluent
"G&A"	general and administrative expenses
"IFRS"	International Financial Reporting Standards

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected production in 2020; anticipated $65 million of capital expenditures in 2018 and anticipated $45 million of capital expenditures in 2019 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected average daily production in 2018; continued optimization activities at Lindbergh including additional infill wells being brought into production in the next two months; expected production at Lindbergh to the end of the year; expected production at Groundbirch to the end of 2018; plans to utilize the majority of Groundbirch natural gas in the Company’s thermal operations; G&A cost structures expected to decrease in the fourth quarter of 2018 and the expectation for higher realized prices for liquids production and higher expected adjusted funds flow starting in 2019, anticipated free funds flow and use of free funds flow to pay down debt. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents non-GAAP measures including total debt before working capital, total debt including working capital, adjusted funds flow, adjusted funds flow per share, free funds flow, produced petroleum revenue per boe, adjusted operating expenses per boe, royalty expenses (% of produced petroleum revenue), Lindbergh operating netbacks, corporate operating netbacks, adjusted operating expenses, cash G&A expenses and cash G&A expenses per boe. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com